

KarbonPay

Global Payroll Made Easy



INCEPTUS

CAPITAL PARTNERS, LLC





GLOBAL PAYROLL MADE EASY

The Problem:

There is no platform to allow companies to adopt a unified multi-country payroll strategy.

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KARBONPAY © 2020

INCEPTUS
CAPITAL PARTNERS, LLC



The Problem(s)

Multinational companies face incredible payroll compliance complexity: the process breaks down when it comes to international gross-to-net calculations.

Inefficiency: manual process are unreasonably expensive due to their dependency on labor and lag time.

No Process Standardization: With varying languages, currencies, and regulations, disjointed processes for global payroll operations make it near impossible to ensure payroll continuity.

Fragmented Reporting: With disparate payroll systems, poor data analytics results in reduced insight into key metrics including labor costs, planning and regional drivers.

Too many vendors: Having multiple vendors poses an undue burden on payroll accuracy and operational costs.

Compliance Errors: Reliance on manual or disjointed networks of compliance partners contributes to inefficient processes, errors, and ultimately higher costs.



INCEPTUS
CAPITAL PARTNERS, LLC





GLOBAL PAYROLL MADE EASY

Normative Chaos

KarbonPay
Global Payroll Made Easy

[Video Link]

INCEPTUS
CAPITAL PARTNERS, LLC



Case Studies

Real world concerns:

"Our company has offices in 26 countries and requires 23 different vendors to run payroll. Between internal and external teams, I feel like I have an army employed to handle my payroll needs with little control or optics, and it's costing me a fortune."

"I'm located in the US and run payroll in eleven countries. I require five separate systems for five countries and am forced to use a PEO for the other six. I feel no ownership over the process."

"I run global payroll for my Canadian-based employer. I am forced to submit payroll data to my vendor on DAY TWO of the pay period in order to pay my employees on time. This means that factors for that pay period are delayed into the next one."

"Every month we are required to produce a headcount report for our CEO. This task requires four people the better part of three weeks to gather information, scrub for duplicates and errors, validate with local offices and report to the committee."

"I pay teams in countries where I don't speak the language. I need an employee portal in their language to give them access to their elections, time-off requests, past pay slips, etc."



INCEPTUS
CAPITAL PARTNERS, LLC



KarbonPay Solution

KarbonPay brings cloud-based automation to a legacy process.

Efficiency: KarbonPay's modern cloud-based payroll software improves efficiency of in-house and outsourced payroll operations with a self-service system that reduces time spent on data administration and helpdesk support.

Process Standardization: KarbonPay ensures business continuity using consistent processes for global payroll operations.

Reporting & Analytics: KarbonPay's unified system results in reliable access to data equipping companies to make data-driven decisions.

One Vendor: KarbonPay's system allows for ease of use and single vendor maintenance which results in more opportunity for cost savings, improved service and product quality.

Compliance Accuracy: With the use of modern technology KarbonPay improves cross-border compliance, restoring the autonomy of the payroll process to our customers.





Target Transaction

KarbonPay has signed a Letter of Intent to purchase 100% of Target and affiliates. KarbonPay seeks $10 million to purchase and capitalize Target. Per the terms of the LOI, we have 90 days of exclusivity (from 18 January 2022) during which to perform due diligence. Should we offer a draft of Definitive Agreements during this 90 day window, we receive an extension of 30 days in order to finalize negotiations and terms.

 **Payroll in 5 countries**

 **$2.5 million ARR**

 **23,000 customers**

 **80% gross margins**

 **240,000 employees**

 **Top 20 Customers: 58 months LTV 8% of total revenues**



INCEPTUS
CAPITAL PARTNERS, LLC



Post Acquisition Snapshot



$4.8 MILLION ARR

Combined revenues for local and cross-border payroll with new features



NEW REVENUE STREAMS

Software add-ons to existing customers immediately add revenue





ENTERPRISE

Demonstrated the scale needed to win enterprise deals



24,000 CUSTOMERS

We will have over 24,000 companies using our payroll systems



PRODUCT CAPABILITY IN 14 COUNTRIES

275,000+

Employees



INCEPTUS
CAPITAL PARTNERS, LLC









GLOBAL PAYROLL MADE EASY

Market Opportunity

Our software is poised to disrupt an industry expected to reach $38.4 Billion by 2027.

Between 2016-2019 there was a 25% increase in companies using cloud-based technologies. With Covid-19 now acting as a catalyst in this migration process, world-class SaaS options are more important than ever.

US-based companies employ 44 million offshore employees alone. KarbonPay's market is the globe.

John Smith
KarbonPay

TAM 5.38B
SAM 2.5B
SOM 416.5M

Companies with US headquarters and global employees

INCEPTUS
CAPITAL PARTNERS, LLC



GLOBAL PAYROLL MADE EASY

Meet The KarbonPay Team



Brad Price
FOUNDER & CEO



Andrea Calderón
LATAM SALES & SUPPORT



Rob Kleifgen
CFO



Kyle Pearce
CUSTOMER SUPPORT



Andy Sahl
HEAD OF SALES



Darren Brockett
PRODUCT OWNER



Kieran Rosenberg
QUALITY ASSURANCE



Darius Franken
SOFTWARE LEAD



Peniel Tambama
SOFTWARE DEVELOPER



Ruan Vlok
SOFTWARE DEVELOPER



INCEPTUS
CAPITAL PARTNERS, LLC



GLOBAL PAYROLL MADE EASY

Revenue Projections

$33.2M
2026

$23.3M
2025

$16M
2024

$9M
2023

$4.8M
2022



Competitive Overview

There is currently no other payroll service that is cloud-based and automated for multiple countries



	ADP	sage HRMS	gusto
KEY STRENGTHS	Large, well-established multinational HR company	Well-established multinational HR company	Large single-country automated payroll platform
KEY WEAKNESSES	Legacy business model using in-country partners to process payroll Customers cannot input data directly into the system	Legacy business model using in-country partners to process payroll The system is unstable and has recently been down in a number of countries	Single-country platform


INCEPTUS
CAPITAL PARTNERS, LLC

Expansion Plan



Q2 Philippines

Q2 Purchase Target

Q3 UK, Canada, Colombia

Q4 USA, Brazil



Valuation Landscape

KarbonPay believes, as a combination of HR Management and Financial Apps, would average a conservative multiple of 10 x revenue.

SaaS Enterprise/Revenue Multiples	
Specialty	**Avg. EV/Revenue Multiple**
Security	22.10
IT Management	21.40
ERP	18.60
HR Mgt	16.30
Sales & Mkt	15.00
Communication	14.20
Financial Apps	13.50
Other	12.50
Business Intelligence	11.40
Vertical Focus	9.80

Source: Key Biz Brokers

2011
Paychex acquired SurePayroll for $115mm

2013
Zenefits raised a total of $583.6mm

2016
TenZing acquired FMP Global for 30mm GBP

2018
ADP acquired Celergo for an undisclosed sum

2019
Gusto raised $200mm at a $3.8bn valuation

2020
TenZing acquired 45% of ActivPayroll for an undisclosed sum, forming the PSSG group through multiple payroll acquisitions